July 13, 2010

Jason Dussault, President
Dussault Apparel, Inc.
2250 East Hastings Street
Vancouver, BC V5L 1V4

    RE: **Dussault Apparel, Inc.**
         Form 10-K for Fiscal Year Ended October 31, 2008
         Filed March 17, 2009
         File No. 0-52452

Dear Mr. Dussault:

    We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        John Reynolds,
                        Assistant Director